SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                BAIL CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                 Not yet issued
                                 (CUSIP Number)


                             Roger V. Davidson, Esq.
                     Ballard, Spahr, Andrews & Ingersoll LLP
                          1225 17th Street, Suite 2300
                             Denver, Colorado 80202
                                 (303) 292-2400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 25, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     -----------------------------
CUSIP No.                                                  Page 2 of 6
-----------------------------                     -----------------------------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons:                  Charles A. Ross, Sr.
         I.R.S. Id. Nos. of Reporting Persons:        n/a
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group          (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power:
                                    900,000
           NUMBER OF       -----------------------------------------------------
            SHARES         (8)      Shared Voting Power:
         BENEFICIALLY               0
           OWNED BY
             EACH          -----------------------------------------------------
       REPORTING PERSON    (9)      Sole Dispositive Power:
             WITH                   900,000
                           -----------------------------------------------------
                           (10)     Shared Dispositive Power:
                                    0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         900,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row 11 Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         19.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person          IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Bail Corporation, a Colorado corporation ("Bail"). The address of the principal executive offices of Bail is 7899 West Frost Drive, Littleton, Colorado 80128.

Item 2. Identity and Background.
--------------------------------------------------------------------------------
               NAME                            BUSINESS ADDRESS
--------------------------------------------------------------------------------
        Charles A. Ross, Sr.                   11952 Farley, Shawnee
                                               Mission, KS 66213.
--------------------------------------------------------------------------------

     During the last five years Mr. Ross has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.

     The securities purchased by Mr. Ross were paid for in cash in the aggregate amount of $1,000.

Item 4. Purpose of Transaction.

     Effective as of March 3, 2001, Corporate Management Services, Inc., Mr. Ross and Bail entered into an Agreement for the Purchase of Common Stock pursuant to which Corporate Management Services, Inc. sold 900,000 shares of Common Stock to Mr. Ross for $1,000. The sale of the shares closed on April 10, 2001.

     Mr. Ross acquired the shares of Common Stock in order to acquire control of Bail and to change Bail from an inactive company to a company active in the oil and gas business.

     (a) It is not anticipated that any additional Bail securities will be acquired by Mr. Ross or that any Bail securities will be disposed of by Mr. Ross.

     (b)  None.

     (c)  None.

     (d) Concurrent with the closing, all of the current officers and directors of Bail resigned and Mr. Ross was appointed to Bail's Board of Directors. Mr. Ross currently is the sole officer and director of Bail.

     (e)  None.

     (f) Mr. Ross intends to cause Bail to acquire oil and gas assets in unspecified and undetermined markets.

     (g)  None.

     (h)  None.

     (i)  None.

     (j) Mr. Ross intends to move the company's principal executive offices to Kansas. Mr. Ross has changed Bail's fiscal year end to March 31. Pursuant to the Agreement for the Purchase of Common Stock, Mr. Ross will use his best efforts to file a registration statement with the SEC registering the resale of all of the shares of Bail not owned by Mr. Ross and outstanding as of the date of his acquisition.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Ross beneficially owns 900,000 shares of Common Stock, which represents approximately 19.9% of the issued and outstanding shares of Common Stock. Mr. Ross' percentage ownership dropped from 73.2% to 19.9% due to the issuance of 3,300,000 shares of Common Stock by Bail to new investors in a private placement which closed on April 30, 2001.

     (b) Mr. Ross has sole power to vote or direct the vote and to dispose or direct the disposition of 900,000 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Mr. Ross during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Ross.

     (e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Ross is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

7.1 Agreement for the Purchase of Common Stock dated as of February 27, 2001, and effective as of March 3, 2001, by and between Corporate Management Services, Inc., Bail Corporation and Charles A. Ross, Sr. (incorporated by reference herein to Exhibit 7.1 of the Form 8-K filed March 9, 2001, Commission file #000-27321).

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 3 2001


                                            /s/  Charles A. Ross, Sr.
                                            -------------------------
                                                 Charles A. Ross, Sr.